UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated September 10, 2010, DryShips Inc. Announces the Results of 2010 Annual Meeting of Shareholders.

Exhibit 1

DRYSHIPS INC. ANNOUNCES THE RESULTS

OF 2010 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE – September 10, 2010 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today the results of its 2010 Annual Meeting of Shareholders (the “Meeting”).

The following proposals were approved and adopted at the Meeting:

1. the election of Ms. Chryssoula Kandylidis and Mr. George Demathas as Class C Directors of the Company to serve until the 2013 Annual Meeting of Shareholders; and

2. the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2010.

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 40 drybulk carriers (including newbuildings), comprising 7 Capesize, 31 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.6 million tons and 6 offshore oil deep water drilling units, comprising of 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: September 10, 2010	By: /s/George Economou
George Economou Chief Executive Officer